MAINSTAY FUNDS TRUST
51 Madison Avenue
New York, NY 10010

February 22, 2010

VIA EDGAR

Filing Desk Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Patsy Mengiste

Re:	Request for Selective Review of Post-Effective Amendment No. 3 to the Registration Statement of MainStay Funds Trust (“Registrant”)
File Nos. 333-160918 and 811-22321

Dear Ms. Mengiste:

As discussed with you via telephone on February 18, 2010, the purpose of this letter is to request selective SEC Staff review of Post-Effective Amendment No. 3 to the Registration Statement of the Registrant (“PEA No. 3”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), on January 13, 2010 (Accession No. 0001144204-10-001827).  PEA No. 3 was filed to register a new series of the Registrant – the MainStay High Yield Municipal Bond Fund.

With the exception of disclosure that relates specifically to the MainStay High Yield Municipal Bond Fund, the prospectus contained in PEA No.3 is materially identical to the prospectuses filed as part of Post-Effective Amendment Nos. 1 and 2 of the Registrant’s Registration Statement.1  The SEC Staff has reviewed and commented on Post-Effective Amendments Nos. 1 and 2.  Therefore, we hereby request selective SEC Staff review of PEA No. 3 in reliance upon the selective review procedures set forth in 1933 Act Release No. 6510 and Investment Company Act of 1940 Release No. 13768 (Feb. 15, 1984).  Specifically, we request that the SEC Staff review only those portions of PEA No. 3 that relate specifically to the MainStay High Yield Municipal Bond Fund.

Should you have any questions, please feel free to contact the undersigned (at 973.394.4505) or Erin G. Wagner or Corey F. Rose of Dechert LLP (at 202.261.3317 and 704.339.3164, respectively).

Very truly yours,

/s/ Thomas C. Humbert

Thomas C. Humbert, Jr.
Assistant Secretary

cc:          Thomas C. Bogle, Esq., Dechert LLP
Erin G. Wagner, Esq., Dechert LLP
Corey F. Rose, Esq., Dechert LLP

[1]
Post-Effective Amendment Nos. 1 and 2 were filed by the Registrant on December 21 and 22, 2009, respectively, pursuant to Rule 485(a) under the 1933 Act (Accession Nos. 0001144204-09-065707 and 0001144204-09-065738).  These filings are expected to become effective on or before February 26, 2010.